

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2016

Via E-mail
Mr. Riaan Davel
Chief Financial Officer
DRDGOLD Limited
Off Crownwood Road
Crown Mines, 2092
South Africa

> **Re:** **DRDGOLD Limited**
> **Form 20-F for the year ended June 30, 2015**
> **Filed October 30, 2015**
> **File No. 1-35387**

Dear Mr. Davel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining